

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 8, 2006

<u>Via Facsimile</u>

Paul B. Gridley
Chief Executive Officer
U.S. Shipping Partners L.P.
399 Thornall Street, 8th Floor
Edison, NJ 08837

> **RE: U.S. Shipping Partners L.P.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended June 30, 2006**
> **File Number: 001-32326**

Dear Mr. Gridley:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

> Sincerely,

> Michael Fay
> Accounting Branch Chief

cc: Mr. Albert E. Bergeron, Vice President – Chief Financial Officer